Exhibit 99.1

Genmab Announces the Closing of Over-Allotment Option in Initial Public Offering of American Depositary Shares (ADSs) in the United States and Registration of Capital Increase

Company Announcement

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Genmab A/S has today completed the closing of the exercise in full by the underwriters of their over-allotment option in connection with its initial public offering of American Depositary Shares in the United States and registered a capital increase of 427,500 ordinary shares in connection with the exercise

Copenhagen, Denmark; July 23, 2019 – Genmab A/S (Nasdaq: GMAB) announced today the closing of the exercise in full by the underwriters of their over-allotment option in connection with its initial public offering of American Depositary Shares (“ADSs”) in the United States (the “Offering”) and the increase of its share capital by 427,500 ordinary shares as a consequence of the issuance of 427,500 ordinary shares (the “New Shares”) with a nominal value of DKK 1 per share in the form of 4,275,000 ADSs in connection with the exercise. The subscription price of DKK 1,181.80 per New Share equals the public offering price of $17.75 per ADS at the U.S. dollar/DKK exchange rate of DKK 6.6580 per US$1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one, and the gross total proceeds from the issuance of the New Shares amounts to US$75,881,250 (DKK 505.2 million).

Following the registration of the New Shares today with the Danish Business Authority, Genmab’s share capital amounts to DKK 64,967,643 divided into 64,967,643 ordinary shares with a nominal value of DKK 1 each. The New Shares account for 0.7% of Genmab's total share capital.

The New Shares rank pari passu with Genmab’s existing shares and carry the same dividend and other rights. Each New Share carries one vote at Genmab’s general meetings. Genmab only has one class of shares. The ADSs do not carry the same rights as Genmab’s ordinary shares and are not entitled to receive a dividend or vote as ordinary shares, except to the extent provided for through the depositary as record holder of the ordinary shares underlying the ADSs as set forth in the deposit agreement governing the ADSs.

Genmab’s ordinary shares were previously listed on Nasdaq Copenhagen under the symbol “GEN” and are now listed under the symbol “GMAB.” The ADSs are listed on the Nasdaq Global Select Market under this symbol. The New Shares have been issued today and are expected to be admitted to trading and official listing on Nasdaq Copenhagen on July 24, 2019 with the permanent ISIN code DK0010272202.

The amendments to Genmab's articles of association as a consequence of the registration of the New Shares have been registered today with the Danish Business Authority and have been published on Genmab's website.

The registration statement on Form F-1 relating to the Offering was declared effective by the U.S. Securities and Exchange Commission on July 17, 2019.

BofA Merrill Lynch, Morgan Stanley and Jefferies acted as joint book-running managers for the Offering. Guggenheim Securities and RBC Capital Markets acted as joint lead-managers and Danske Markets, H.C. Wainwright & Co. and Kempen acted as co-managers for the Offering. A copy of the final prospectus relating to the Offering may be obtained from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email:  dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone: 1-877-821-7388, or by email: Prospectus_Department@Jefferies.com. Copies of the final prospectus related to the Offering are also available at www.sec.gov. No Danish prospectus was issued or offered.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces the Closing of Over-Allotment Option in Initial Public Offering of American Depositary Shares (ADSs) in the United States and Registration of Capital Increase

This Company Announcement does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline and a number of proprietary next generation antibody technologies. Genmab has alliances with other leading pharmaceutical and biotechnology companies. Genmab is based in Copenhagen, Denmark.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. For a further discussion of these risks, please refer to the prospectus filed with the SEC. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122